SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                                 eMachines, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                  Common Stock, par value $0.0000125 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   29076P 10 2
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Lap Shun Hui
                                c/o KDS USA, Inc.
                                7373 Hunt Avenue
                         Garden Grove, California 92841

                                   Copies to:
                              Murray Markilies, Esq
                        Akin, Gump, Strauss, Hauer & Feld
                             2029 Century Park East
                                   Suite 2400
                              Los Angeles, CA 90067
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 30, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

CUSIP No. 29076P102                    13D                   Page 2 of 11 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  LAP SHUN HUI
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

                                       OO
                            (SEE RESPONSE TO ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                      USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     1,600,000 (SEE RESPONSES TO ITEMS 4 AND 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     1,600,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,836,350

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,836,350
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.26% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                                       IN
________________________________________________________________________________


                               Page 2 of 11 Pages

CUSIP No. 29076P102                    13D                   Page 3 of 11 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            EMPIRE ACQUISITION CORP.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

                                       OO
                            (SEE RESPONSE TO ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,836,350
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.26% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                                       CO
________________________________________________________________________________


                               Page 3 of 11 Pages

CUSIP No. 29076P102                    13D                   Page 4 of 11 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                EM HOLDINGS, INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

                                       OO
                            (SEE RESPONSE TO ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,836,350
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.26% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                                       CO
________________________________________________________________________________


                               Page 4 of 10 Pages

CUSIP No. 29076P102                    13D                   Page 5 of 11 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                KDS USA, INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

                                       OO
                            (SEE RESPONSE TO ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     236,350

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     236,350

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,836,350
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.26% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                                       CO
________________________________________________________________________________


                               Page 5 of 11 Pages

CUSIP No. 29076P102                    13D                   Page 6 of 11 Pages
________________________________________________________________________________

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is eMachines, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 14350 Myford Road, Suite 100, Irvine, California.

     (b) The class of equity securities to which this statement relates is the common stock, par value $0.0000125 per share (the "Common Stock"), of the Issuer.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(c)This statement on Schedule 13D (the "Statement") is filed by Lap Shun Hui ("Hui"), Empire Acquisition Corp., a Delaware corporation ("Acquisition"), EM Holdings, Inc., a Delaware corporation ("Holdings") and KDS USA, Inc., a Delaware corporation ("KDS").

     Hui's business address is 7373 Hunt Avenue, Garden Grove, California 92841. Hui is Chief Executive Officer of KDS and a member of the board of directors of Issuer. Hui is also the sole shareholder of KDS. KDS sells computer displays and notebook computers to a number of major United States retailers. KDS' business address is 7373 Hunt Avenue, Garden Grove, California.

     Acquisition and Holdings are newly formed corporations which have been capitalized by Hui with $5,000,000 in the aggregate and have no operating history. Hui is the sole shareholder of Holdings. Holdings is the sole shareholder of Acquisition. The principal address of each of Acquisition and Holdings is 7373 Hunt Avenue, Garden Grove, California 92841.

     Attached hereto as EXHIBIT 1 is a list of all executive officers and directors of KDS, Acquisition and Holdings, including the principal occupation or employment of each.

     (d)-(e) During the last five years, none of Hui, KDS, Acquisition or Holdings, nor to the best knowledge of KDS, Acquisition or Holdings, none of the directors or executive officers of KDS, Acquisition or Holdings have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Hui is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Hui has negotiated a form of commitment from a financial institution that may be executed if the Issuer and Holdings execute the Proposed Merger Agreement (as defined below).


                               Page 6 of 11 Pages

ITEM 4. PURPOSE OF THE TRANSACTION.

     This Statement relates to an offer made by Holdings (the "Offer") to purchase all of the outstanding shares of the Common Stock of Issuer at a price per share of $.78 net to the sellers in cash (subject to applicable withholding taxes), without interest, certain offer letter delivered to the Issuer on October 30, 2001 (the "Offer Letter") a copy of which is attached hereto as
EXHIBIT 2 and incorporated herein. Holdings has subsequently extended the expiration date of the Offer.

     The Offer Letter contemplates that Holdings and Acquisition would negotiate and enter into a merger agreement with the Issuer (the "Proposed Merger Agreement") pursuant to which Holdings would agree to commence a tender offer (the "Tender Offer") for all of the shares of the Issuer. During the course of negotiations of the Proposed Merger Agreement, the initial terms proposed in the Offer Letter may change. In accordance with the terms of the Offer Letter, Acquisition would be merged with and into the Issuer (the "Merger"). Following the Merger, Issuer would continue as the surviving corporation as a wholly owned subsidiary of Holdings.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(c) Hui, KDS, Holdings and Acquisition collectively as a group beneficially own 1,836,350 shares of Common Stock of the Issuer which constitutes approximately 1.26% of the issued and outstanding shares of Common Stock as of October 30, 2001. Hui owns 1,600,000 shares of Common Stock of the Issuer. KDS owns 236,350 shares of Common Stock of Issuer which constitutes approximately 0.16% of the issued and outstanding Common Stock of the Issuer. Neither Acquisition nor Holdings currently own shares of Common Stock of the Issuer.

     Hui, KDS, Holdings and Acquisition (a) have shared power to direct the vote of 1,836,350 shares of Common Stock of the Issuer and (b) have shared power to dispose of, or direct the disposition of, 1,836,350 shares of Common Stock of the Issuer.

     In connection with the Offer, Hui entered into a certain Stock Purchase Agreement, dated October 30, 2001 (the "Stock Purchase Agreement"), with idealab! Holdings, L.L.C., a Delaware limited liability company ("idealab!"), a copy of which is attached hereto as EXHIBIT 3 and incorporated by reference. As of October 30, 2001, idealab! was the owner of 9,472,514 shares of Common Stock of the Issuer. The Stock Purchase Agreement was entered into as an inducement to Hui to devote the resources and undertake the expense and efforts necessary to submit the Offer Letter and pursue the transactions contemplated thereunder.

     In the event that Hui or any of his affiliates elect to pursue the transactions contemplated in the Offer Letter, pursuant to the terms of the Stock Purchase Agreement, Hui upon satisfaction of certain terms and conditions precedent, would purchase, or cause Acquisition or Holdings to purchase from idealab! all of idealab!'s right, title and interest in and all shares of Common Stock of the Issuer then held by idealab! at a price per share of $0.78 per share, or such higher price as may be offered to stockholders of the Issuer in connection with the contemplated Tender Offer or pursuant to any other agreement. idealab! has the right to terminate the Stock Purchase Agreement in the event that the shares purchasable by Holdings or Acquisition in the Tender Offer together with any shares purchasable pursuant to separate agreements (entered into


                               Page 7 of 11 Pages
subsequent to the date hereof) do not constitute at least 60% of the outstanding shares of Issuer (the "60% Notice").

     The purchase of the shares of Common Stock owned by idealab! pursuant to the Stock Purchase Agreement is subject to significant conditions that are not under the control of Hui, Holdings or Acquisition. These conditions include the negotiation of the Proposed Merger Agreement on terms satisfactory to Holdings and the Issuer, commencement of the Tender Offer and the tendering by stockholders of the Issuer of sufficient shares of Common Stock to enable Holdings to successfully consummate the Merger.

     Pursuant to the terms of the Stock Purchase Agreement, during the period ending upon the earlier to occur of the execution by the Issuer and Hui of the Proposed Merger Agreement and December 10, 2001, idealab! shall not: (i) sell any shares of Common Stock of the Issuer to any third person in connection with any proposal or inquiry relating to any merger, consolidation, liquidation, or similar transaction or a transaction involving the sale of all of the Issuer's assets or equity securities (an "Acquisition Proposal") (other than Hui, Holdings or a person designated by Hui); (ii) tender any shares of Common Stock of Issuer pursuant to any Acquisition Proposal by any third person (other than Hui, Holdings or a person designated by Hui); or (iii) vote in favor of or grant any proxies or powers of attorney, deposit any shares of Common Stock of Issuer into a voting trust or enter into a voting agreement with respect to any Acquisition Proposal by any third person (other than Hui, Holdings or a person designated by Hui), unless, pursuant to such provisions of such Acquisition Proposal and no later than the date upon which the Acquisition Proposal is accepted by the Issuer, the Issuer or such third person pays to Hui the lesser of (i) $2,500,000, or (b) the sum of all fees, costs and expenses (including all legal, accounting and advisory fees) incurred by Hui and his affiliates in connection with the preparation, negotiation and submission of the Stock Purchase Agreement.

     Pursuant to the terms of the Stock Purchase Agreement, idealab! also agreed that, until the first to occur of the Acceptance Date or the Termination Date, at any meeting of the holders of Common Stock of the Issuer, however called, or in connection with any written consent of the holders of the Issuer's Common Stock, idealab! shall vote: (i) against any action, any failure to act, or agreement that would result in a breach in any respect of the Stock Purchase Agreement; and (ii) except as otherwise agreed to in advance in writing (other than the transaction contemplated by the Proposed Merger Agreement): (a) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or any of its subsidiaries, (b) declaration of any dividend or issuance of any securities of the Issuer or any of its subsidiaries, (c) a sale, lease or transfer of a material amount of assets of the Issuer or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Issuer or its subsidiaries, (d) (A) any change in a majority of the persons who constitute the board of directors of the Issuer, (B) any change in the present capitalization of the Issuer or any amendment of the Issuer's certificate of incorporation or bylaws, (C) any other material change in the Issuer's corporate structure or business, or (D) any other action involving the Issuer or its subsidiaries that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Stock Purchase Agreement or the Proposed Merger Agreement.


                               Page 8 of 11 Pages

     The Stock Purchase Agreement will automatically terminate upon the earlier to occur of: (a) if the Proposed Merger Agreement is entered into, termination of the Proposed Merger Agreement for any reason, (b) December 10, 2001 if on or prior to such date the Offer has not been commenced, (c) January 31, 2001 if the closing of the Offer shall not have occurred, and (d) delivery of the 60% Notice from idealab! to Hui (the "Termination Date").

     Hui, KDS, Holdings and Acquisition disclaim any beneficial ownership in the shares of Common Stock owned by idealab!. Hui, KDS, Holdings and Acquisition disclaim any power to direct the vote dispose of, or direct the disposition of any of the shares of Common Stock owned by idealab!.

     (d)-(j) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the agreements described in Item 5 and incorporated by reference, to the knowledge of Hui, Acquisition, Holdings or KDS, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons described in Item 2 and between such persons and any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.   List of executive officers and directors of KDS, Holdings and Acquisition

2.   Offer Letter delivered to the Issuer on October 30, 2001 by EM Holdings,
     Inc.

3. Stock Purchase Agreement, dated October 30, 2001, by and between Lap Shun Hui and idealab!

4.   Joint Filing Agreement


                               Page 9 of 11 Pages

                        SIGNATURES AND POWER OF ATTORNEY

        After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.

                                                    LAP SHUN HUI

November 9, 2001                                    /S/ LAP SHUN HUI
                                                    ---------------------------


November 9, 2001                                    EMPIRE ACQUISITION CORP.

                                                    /S/ LAP SHUN HUI
                                                    ---------------------------
                                                    By:  Lap Shun Hui
                                                    Its:   President


November 9, 2001                                    EM HOLDINGS, INC.

                                                    /S/ LAP SHUN HUI
                                                    ---------------------------
                                                    By:  Lap Shun Hui
                                                    Its:   President


November 9, 2001                                    KDS USA, INC.

                                                    /S/ LAP SHUN HUI
                                                    ---------------------------
                                                    By:  Lap Shun Hui
                                                    Its: Chief Executive Officer


                              Page 10 of 11 Pages

                                  EXHIBIT INDEX

EXHIBIT NUMBER                              DESCRIPTION

Exhibit 1 List of executive officers and directors of KDS, Acquisition and Holdings

Exhibit 2 Offer Letter delivered to the Issuer on October 30, 2001 by EM Holdings, Inc.

Exhibit 3 Stock Purchase Agreement, dated October 30, 2001, by and among Lap Shun Hui and idealab!

Exhibit 4        Joint Filing Agreement


                              Page 11 of 11 Pages

                                    EXHIBIT 1


                       EXECUTIVE OFFICERS AND DIRECTORS OF
                          KDS, ACQUISITION AND HOLDINGS


1. DIRECTORS AND OFFICERS OF KDS.

     The following table sets forth the name, business address and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each Director or Executive Officer of KDS. Unless otherwise indicated, each such person is a citizen of the United States, and each occupation set forth opposite an individual's name refers to employment with the KDS. Neither KDS nor any of the individuals listed below has been convicted in a criminal proceeding in the last five years. In addition, neither KDS nor any individuals listed below was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

NAME AND BUSINESS ADDRESS                OFFICE               CITIZENSHIP
-------------------------         ------------------------    -----------
Lap Shun Hui                      Chief Executive             USA
                                  Officer of KDS

                                  Member of Board of
                                  Directors of Issuer

                                  President,
                                  Treasurer,
                                  Secretary and
                                  member of the Board
                                  of Directors of
                                  Holdings

Ben Wong                          President and Chief         USA
KDS USA, Inc.                     Financial Officer
7373 Hunt Avenue                  of KDS
Garden Grove, CA 92841

                                  Vice President and
                                  Assistant Secretary
                                  of Acquisition and
                                  Holdings

2. DIRECTORS AND OFFICERS OF ACQUISITION.

     The following table sets forth the name, business address and present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each Director or Executive Officer of Acquisition. Unless otherwise indicated, each such person is a citizen of the United States, and each occupation set forth opposite an individual's name refers to employment with the Acquisition. Neither Acquisition nor any of the individuals listed below has been convicted in a criminal proceeding in the last five years. In addition, neither Acquisition nor any individuals listed below was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

NAME AND BUSINESS ADDRESS                     OFFICE               CITIZENSHIP
--------------------------------   ----------------------------    -----------
Lap Shun Hui                       Chief Executive Officer of      USA
                                   KDS

                                   President, Treasurer and
                                   Secretary and member of the
                                   Board of Directors of
                                   Acquisition and Holdings

                                   Member of Board of
                                   Directors of Issuer


Ben Wong                           Chief Financial Officer         USA
KDS USA, Inc.                      of KDS
7373 Hunt Avenue
Garden Grove, CA 92841

                                   Vice President and Assistant
                                   Secretary of Acquisition
                                   and Holdings

3. DIRECTORS AND OFFICERS OF HOLDINGS.

     The following table sets forth the name, business address and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each Director or Executive Officer of Holdings. Unless otherwise indicated, each such person is a citizen of the United States, and each occupation set forth opposite an individual's name refers to employment with the Holdings. Neither Holdings nor any of the individuals listed below has been convicted in a criminal proceeding in the last five years. In addition, neither Holdings nor any individuals listed below was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

NAME AND BUSINESS ADDRESS          OFFICE               CITIZENSHIP
-------------------------   ---------------------       -----------
Lap Shun Hui                Chief Executive             USA
                            Officer of KDS

                            Member of Board of
                            Directors of Issuer

                            President,
                            Treasurer and
                            Secretary, and
                            member of the Board
                            of Directors of
                            Holdings and Acquisition


Ben Wong                    Chief Financial             USA
KDS USA, Inc.               Officer of KDS
7373 Hunt Avenue
Garden Grove, CA 92841      Vice President and
                            Assistant Secretary of
                            Holdings and Acquisition

                                    EXHIBIT 2

                      OFFER LETTER DELIVERED TO THE ISSUER
                               ON OCTOBER 30, 2001
                              BY EM HOLDINGS, INC.


                                EM HOLDINGS, INC.
                                7373 Hunt Avenue
                             Garden Grove, CA 92841



October 30, 2001



Board of Directors
eMachines, Inc.
14350 Myford Road
Irvine, CA  92606

     VIA HAND DELIVERY

Dear Sirs:

I am pleased to submit, on behalf of EM Holdings, Inc. ("EM Holdings"), its proposal ("Proposal") to purchase all of the common stock of eMachines, Inc. (the "Company.") The principal terms of our Proposal are as follows:

1. We are prepared to make a cash tender offer to purchase any and all shares of the Company at a net purchase price of $0.78 per share. The tender offer price places a total value on the Company's common stock of approximately $117.5 million (including for each option to acquire the Company's common stock the difference between the purchase price and the exercise price).

2. The tender offer will be conditioned upon receiving tendered shares sufficient to permit EM Holdings and its affiliates to own at least 90% of the outstanding common stock of the Company at the close of the tender offer.

3. Commencement will be conditioned upon a favorable recommendation of the Board of Directors of the Company and adoption of a finding that the price and terms offered in the tender is fair from a financial point of view to the unaffiliated stockholders of the Company.

4. As part of the Proposal, the Board of Directors of the Company shall waive any limits on share ownership by EM Holdings and its affiliates under
     Section 203 of the Delaware Corporations Code or otherwise upon acceptance of this letter agreement.

5. Following the close of the tender offer, EM Holdings will effect a short form merger at a price equal to that offered in the tender offer that will result in EM Holdings' beneficial ownership of 100% of the issued and outstanding common stock of the Company.

6. Each outstanding option to acquire the Company's common stock will be acquired at a price equal to the difference between the tender offer price and the exercise price for such option.

7. The details of the tender offer and merger would be embodied in the merger agreement. We have attached a form of Agreement and Plan of Merger containing such details, and we are prepared to execute this form of Agreement if we arrive at a mutual agreement.

We would, of course, wish to assure the continuity of certain of the Company's key management. In this regard, to begin this process, we are separately contacting Wayne Inouye, the Company's President and CEO, with the goal of negotiating an extension to his current employment agreement as well as additional equity participation for him in the surviving corporation. Our plan is that the Company continues to operate as a separate corporation at its present location.

We believe our offer is fair and generous to the Company's stockholders when considered from various perspectives:

     o The purchase price we are offering the Company's stockholders represents a premium, as of October 26, 2001, of 156% and 210% to the volume-weighted average price of the Company's common stock on the Nasdaq Bulletin Board System for the last ten and last 30 trading days, respectively.

     o The proposed price represents a substantial premium to our estimate of the liquidation value of the Company's assets after taking into account reasonable liquidation scenario RMA reserves, litigation reserves, compensation costs, fees and expenses and appropriate discounts on receivables and inventory.

     o The premium that would be paid at the proposed price would be the largest premium paid for any transaction reported so far this year; as reported by Dealogic in TheDeal.com, the average one-week premium for deals announced year to date is 35.3% and the highest premium for deals announced year to date is 73.8%.

Accordingly, we believe that in the exercise of its fiduciary duties, the Board should approve our offer to the Company's stockholders with a favorable recommendation.

Our offer is supported by your major stockholders, TriGem America Corporation, Korea Data Systems America, Inc., certain individuals affiliated with each of them, and idealab! Holdings, L.L.C., who collectively hold 55% of the outstanding common stock of the Company. idealab! has entered into a stock purchase agreement with an affiliate of EM Holdings agreeing to sell to EM Holdings the shares held by it immediately following the closing of the tender offer at a price equal to the per share price offered to the unaffiliated stockholders in the tender offer. TriGem America Corporation, Korea Data Systems America, Inc. and certain individuals affiliated with them have, in separate discussions, indicated a willingness to be bound by similar agreements upon approval of those agreements by the Board for purposes of Section 203 of the Delaware Corporations Code. Although TriGem and KDS support this offering, neither company is affiliated with EM Holdings in connection with this offer. While TriGem may continue to supply the Company, both TriGem and KDS have informed us that they would sell their shares into this offer and are prepared to agree to do so if this offer is supported by the Board of Directors.

We believe that the Proposal is consistent with the Board's efforts to maximize shareholder value. On May 8, 2001, the Company announced it had retained Credit Suisse First Boston Corporation as its financial advisor to assist the Company in evaluating strategic alternatives, including a possible sale of the Company. The Company stated that it was then an appropriate time for it to explore opportunities to maximize shareholder value. Following an unsuccessful effort to identify a buyer for the Company, on September 17, 2001, the Company announced that, although it was terminating its relationship with Credit Suisse First Boston Corporation, the Company would continue its review of strategic alternatives in its effort to maximize shareholder value. Our Proposal presents the best opportunity for the Company to achieve its goal.

We believe that the stockholders of the Company will find this opportunity to realize full value for their shares compelling. The price offered represents a premium to any market price that we believe can reasonably be expected based on the present circumstances. Since going public at $9.00 per share, and with a closing high of $8.75 per share during May 2000, the Company's common stock has steadily declined to as low as $0.14 per share, settling recently around a volume-weighted average price of $ 0.26 per share based on the last 30 trading days. The Company has been delisted from the Nasdaq National Market System and has suffered from investor desertion. The "public float" is limited with an average of only 211,114 shares traded each market day during the 3-month period ending September 30, 2001. The Company has little, if any, institutional following and any substantive analyst coverage ended during the 4th quarter 2000, with no coverage currently. Clearly, as evidenced by the unsuccessful attempts by the Company to identify a buyer, the capital markets are not valuing the Company appropriately and are unlikely to do so for the foreseeable future. In other words, we believe the Proposal gives the Company's public stockholders an opportunity to obtain liquidity at a full and fair valuation that is unlikely to be presented again.

While we have devoted a great deal of time and effort to studying the Company and have completed substantially all of our business and financial due diligence, our Proposal is subject to completion of confirmatory legal due diligence to be conducted by our legal and financial advisors. Given our familiarity with the Company, this diligence would be completed expeditiously and should not delay consummation of the Merger Agreement.

The financing needed to complete the Transaction can be obtained in a timely manner. We have negotiated and obtained a form of financing commitment from a major institution (the "Commitment") sufficient to fund the tender offer that would be executed at the time the Merger Agreement is entered into. Additionally, I have contributed $5 million of initial capital to EM Holdings and hold substantially all of its outstanding stock. The Commitment has received all necessary internal approvals from EM Holdings and no other internal approvals are required. As a result of the Commitment and my initial contribution, we believe EM Holdings has the ability to complete the Transaction quickly and provide near-term liquidity for your stockholders.

We are prepared to discuss this offer with you immediately and to execute the Merger Agreement immediately. If the Company determines to promptly accept our Proposal, the Transaction could be completed as early as December 31, 2001. Unless earlier accepted, the Proposal will terminate at 5:00 PM (PST) on November 6, 2001.

In responding to us or in seeking further information concerning our Proposal, or for any other matter, please call the undersigned at 714-379-5599. We will introduce you to our financial advisors, Averil Capital Markets Group, and legal advisors, Akin Gump Strauss Hauer & Feld, LLP.

This is an offer to negotiate and should not be interpreted as a binding commitment or as the commencement or announcement of an intention to commence a tender offer.

Very truly yours,

EM Holdings, Inc.


By:  /S/ LAP SHUN HUI
   ------------------------
        Lap Shun Hui
        Chairman

                                    EXHIBIT 3

                            STOCK PURCHASE AGREEMENT


STOCK PURCHASE AGREEMENT dated October 30, 2001, between Lap Shun Hui ("LSH") and idealab! Holdings, L.L.C., a Delaware limited liability company ("STOCKHOLDER").

                                   WITNESSETH:

     WHEREAS, LSH may, directly or through one or more special purpose acquisition entities (collectively, the "ACQUISITION COMPANY"), commence a tender offer (the "OFFER") to purchase for cash all of the issued and outstanding shares of common stock, par value $0.0000125 per share (the "COMPANY COMMON STOCK"), of eMachines, Inc., a Delaware corporation (the "COMPANY");

     WHEREAS, LSH intends to commence the Offer pursuant to an Agreement and Plan of Merger in form and substance acceptable to LSH and the Company (as such agreement may be executed and thereafter be amended from time to time, the "MERGER AGREEMENT");

     WHEREAS, as an inducement to LSH to devote the resources and undertake the expense necessary to, and a condition to LSH proceeding with his efforts to negotiate and enter into such Merger Agreement, the parties hereto have required that they agree, and such parties have agreed, to enter into this Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

     1. DEFINITIONS. For purposes of this Agreement:

     1.1. "ACQUISITION COMPANY" shall have the meaning set forth in the recitals hereto.

     1.2. "ACCEPTANCE DATE" shall mean the date the Shares of Company's Common Stock are accepted for purchase upon closing of the Offer.

     1.3. "ACQUISITION PROPOSAL" shall mean any proposal or inquiry relating to any merger, consolidation, tender offer, exchange offer, sale of all or substantially all of Company's assets, sale of shares of capital stock or similar business combination transaction involving the Company or any principal operating or business unit of the Company or its subsidiaries.

     1.4. "AFFILIATE" as applied to any Person shall mean any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting shares, by contract or otherwise, including any director or executive officer of such Person.

     1.5. "COMPANY" shall have the meaning set forth in the recitals hereto.

     1.6. "COMPANY COMMON STOCK" shall have the meaning set forth in the recitals hereto.

     1.7. "EXISTING SHARES" shall mean the shares of Company Common Stock set forth on SCHEDULE 1 hereto.

     1.8. "MERGER" shall have the meaning set forth in Section 5 hereto.

     1.9. "MERGER AGREEMENT" shall have the meaning set forth in the recitals hereto.

     1.10. "OFFER" shall have the meaning set forth in the recitals hereto.

     1.11. "OFFER PRICE" shall have the meaning set forth in Section 5 hereto.

     1.12. "PERSON" shall mean any natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, association or entity of any kind.

     1.13. "PURCHASE PRICE" shall have the meaning set forth in Section 2.2 hereto.

     1.14. "PURCHASE PRICE PER SHARE" shall have the meaning set forth in
Section 2.2 hereto.

     1.15. "PURCHASE SHARES" shall mean the Existing Shares and any Shares acquired by the Stockholder after the date hereof.

     1.16. "SHARES" shall mean shares of Company Common Stock.

     1.17. "STOCKHOLDER" shall have the meaning set forth in the recitals hereto.

     1.18. "SUPERIOR PROPOSAL" means any proposal made by a Third Person to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the equity securities of the Company entitled to vote generally in the election of directors or all or substantially all the assets of the Company, if and only if, the Board of Directors of the Company reasonably determines (after consultation with its financial advisor and counsel) (i) that the proposed transaction would be more favorable from a financial point of view to its stockholders than the Offer and the Merger, taking into account at the time of determination any changes to the terms of the Merger Agreement and Offer which as of that time had been proposed by LSH or the Acquisition Company, and
(ii) that the person or entity making such Acquisition Proposal is capable of consummating such Acquisition Proposal (based upon, among other things, the availability of financing and the degree of certainty of obtaining financing, the expectation of obtaining required regulatory approvals and the identity and background of such person).

     1.19. "TERMINATION DATE" shall have the meaning set forth in Section 9.11 hereto.

     1.20. "THIRD PERSON" means any Person (other than LSH, Acquisition Company or any of their Affiliates or representatives).

     2. PURCHASE OF PURCHASE SHARES.

     2.1 PURCHASE OF PURCHASE SHARES. Subject to the terms and provisions of this Agreement, LSH agrees to and shall purchase or cause the Acquisition Company to purchase from the Stockholder and the Stockholder agrees to and shall sell to LSH or the Acquisition Company, as designated by LSH, all of Stockholder's right, title and interest in and to the Purchase Shares for the consideration specified below in Section 2.2.

     2.2 PURCHASE PRICE. In full consideration for the Purchase Shares, LSH shall pay and provide Stockholder a purchase price per share of Company Common Stock equal to $0.78 or, if higher, the "Best Price" (the "PURCHASE PRICE PER SHARE", and as an aggregate, the "PURCHASE PRICE.") For purposes hereof, the "BEST PRICE" means the greater of (a) the highest per share price paid pursuant to the Offer, and (b) the highest per share price paid to any other stockholder by Acquisition Company or LSH or any of their Affiliates (other than in the settlement or other resolution of bona fide litigation) from the date hereof through the closing of the Merger and includes, in the case of such purchases, other material terms and concessions provided by LSH and/or Acquisition Company.

     2.3 PURCHASE EFFECTIVENESS. In the event that LSH or any of his Affiliates elects to commence the Offer, subject to the terms and conditions of this Agreement, the purchase and sale of the Purchase Shares provided for herein will occur and become effective, with no further action on the part of LSH, the Acquisition Company or the Stockholder, immediately following the acceptance by LSH or the Acquisition Company of Shares tendered in the Offer, and all certificates evidencing the Purchase Shares will be delivered by the Stockholder to LSH or Acquisition Company, as directed by LSH, to LSH, properly endorsed for transfer, no later than such time, or on such other date as LSH and the Stockholder may mutually determine; provided, however, that in the event the sum of the number of shares accepted by LSH and/or Acquisition Company in the Offer, plus all Shares that are at that time owned or separately purchasable pursuant to executed agreements by LSH or his Affiliates constitutes less than 60% of the Shares outstanding (when aggregated with the Purchase Shares), the Stockholder may terminate this Agreement and all of Stockholder's obligations hereunder by delivery of written notice to LSH.

     2.4 PAYMENT OF PURCHASE PRICE. The payment of the Purchase Price shall be made by LSH or the Acquisition Company concurrently with deposit of the cash consideration into the disbursement account from which payment will be made for the shares of Common Stock tendered in the Offer in cash by wire transfer in immediately available funds, and the Stockholder's portion of the Purchase Price be directed to the account of the Stockholder as noticed to LSH prior to such time.

     2.5 CONDITIONS TO OBLIGATIONS OF LSH. The obligations of LSH and/or the Acquisition Company to pay the Purchase Price and otherwise complete the acquisition of the Purchase Shares hereunder are subject to the satisfaction of each of the following conditions, except as LSH and the Acquisition Company may have waived the same in writing: (a) the Stockholder shall have performed and complied in all material respects with all covenants required under this Agreement to be performed or complied with by it, and (b) the representations and warranties made by Stockholder contained herein shall have been true in all material respects on the date of this Agreement and shall be true in all material respects at and as of immediately prior to the time that payment of the Purchase Price is required to be made under the provisions of Section 2.4.

     3. OTHER COVENANTS, REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. The Stockholder hereby represents, warrants and covenants to LSH as follows:

     3.1 OWNERSHIP OF SECURITIES. Stockholder is the record and beneficial owner of the number of the Shares set forth on SCHEDULE 1 hereto. On the date hereof, the Shares set forth on SCHEDULE 1 hereto constitute all of the Purchase Shares and Shares owned of record by Stockholder. Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in this Agreement, sole power of disposition, sole power of exercise and conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares set forth on SCHEDULE 1 hereto, with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

     3.2 POWER; BINDING AGREEMENT. Stockholder has the legal capacity, power and authority to enter into and perform all of Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement has been duly authorized by Stockholder and does not and will not violate any other agreement to which Stockholder is a party or by which any of Stockholder's Purchase Shares are bound, including, without limitation, any voting agreement, stockholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which Stockholder is trustee whose consent is required for the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby and thereby.

     3.3 NO CONFLICTS. Except for filings under the Hart Scott Rodino Antitrust Improvement Act, the Securities Exchange Act of 1934,and any applicable state antitrust laws, (a) to Stockholder's knowledge no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority or any other person is necessary for the execution of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby and thereby and (b) none of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby and thereby or compliance by Stockholder with any of the provisions hereof or thereof shall (i) conflict with or result in any breach of any applicable organizational documents of Stockholder, (ii) to Stockholder's knowledge result in a material violation or material breach of, or constitute (with or without notice or lapse of time or both) a material default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Stockholder is a party or by which Stockholder or any of the Stockholder's properties or assets may be bound, or (iii) to Stockholder's knowledge violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to Stockholder or any of Stockholder's properties or assets.

     3.4 NO ENCUMBRANCES. Except pursuant to this Agreement, Stockholder's Purchase Shares and the certificates representing such Purchase Shares are now, and at all times during the term hereof will be, held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, and will be transferred to Acquisition Company or LSH (as the case may be) no later than the time specified in Section 2.4 above, free and clear of all claims, options, third party rights, liens, hypothecations, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

     3.5 NO SOLICITATION. Until the earlier of the Acceptance Date or the Termination Date, Stockholder shall not, in its capacity as such, directly or indirectly, solicit (including by way of furnishing information) or respond to any inquires or the making of any proposal by any person or entity, or enter into any negotiations, agreements or understandings with any Person (other than LSH, Acquisition Company or a Person designated by LSH) with respect to the Company that constitutes an Acquisition Proposal. If Stockholder receives any such inquiry or proposal in its capacity as a Stockholder, then Stockholder shall promptly inform LSH of the existence thereof, specifying therein the details thereof and the name of the Person making such inquiry or proposal.

     3.6 RESTRICTION ON TRANSFER, PROXIES AND NON-INTERFERENCE. Beginning on the date hereof and ending on the earlier of the Acceptance Date or the Termination Date, except as required to comply with the provisions of this Agreement, the Stockholder shall not: (a) tender the Purchase Shares pursuant to the Offer, (b) directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract or option with respect to the sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Stockholder's Purchase Shares or any interest therein; (c) grant any proxies or powers of attorney, deposit any Purchase Shares into a voting trust or enter into a voting agreement with respect to any Purchase Shares; (d) take any action that would make any representation or warranty of such Stockholder contained herein materially untrue or incorrect or have the effect of preventing or disabling Stockholder from performing Stockholder's obligations under this Agreement; or (e) acquire any Company Common Stock (other than acquisition upon exercise or conversion of Securities).

     3.7 WAIVER OF APPRAISAL RIGHTS. Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that Stockholder may have with respect to any Purchase Shares unless at or prior to the Closing.

     3.8 RELIANCE BY LSH. Stockholder understands and acknowledges that, without obligation to do so, LSH will offer to enter into, or will cause Acquisition Company to offer to enter into, the Merger Agreement in reliance upon Stockholder's execution and delivery of this Agreement.

     3.9 ALTERNATIVE TRANSACTIONS. Without limitation upon the obligations of the Stockholder under Section 3.6, during the period ending upon the earlier to occur of execution by the Company and LSH of a Merger Agreement and December 10, 2001, the Stockholder shall not: (a) sell any Shares to any Third Person in connection with any Acquisition Proposal, (b) tender any Shares pursuant to any Acquisition Proposal by any Third Person, or (c) vote in favor of or grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Acquisition Proposal by any Third Person; unless pursuant to the provisions of such Acquisition Proposal and no later than the date upon which the Acquisition Proposal is accepted by the Company, the Company or the Third Person pays to LSH in cash the lesser of (a) $2,500,000, or (b) the sum of all fees, costs and expenses (including all legal, accounting and advisory fees)incurred by LSH and his Affiliates in connection with this Agreement, and the preparation for, and negotiation and submission of the Offer.

     3.10 FURTHER ASSURANCES. From time to time and until the Termination Date, at any other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be reasonably necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

     4. REPRESENTATIONS AND WARRANTIES OF LSH AND ACQUISITION COMPANY. LSH hereby represents, warrants and covenants to Stockholder as follows:

     4.1 POWER; BINDING AGREEMENT. LSH has the legal capacity, power and authority to enter into and perform all of LSH's obligations under this Agreement. The execution, delivery and performance of this Agreement does not and will not violate any other agreement to which LSH is a party or by which LSH is bound, including, without limitation, any voting agreement, stockholder agreement or voting trust. This Agreement has been duly and validly executed and delivered by LSH and constitutes valid and binding agreement of LSH, enforceable against LSH in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which LSH is trustee whose consent is required for the execution and delivery of this Agreement or the consummation by LSH of the transactions contemplated hereby and thereby.

     4.2 NO CONFLICTS. Except for filings under the Hart Scott Rodino Antitrust Improvement Act, the Securities Exchange Act of 1934,and any applicable state antitrust laws, (a) to LSH's knowledge no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority or any other person is necessary for the execution of this Agreement by LSH and the consummation by LSH of the transactions contemplated hereby and thereby and (b) none of the execution and delivery of this Agreement by LSH, the consummation by LSH of the transactions contemplated hereby or compliance by LSH with any of the provisions hereof shall
(i) to LSH's knowledge result in a material violation or material breach of, or constitute (with or without notice or lapse of time or both) a material default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which LSH is a party or by which LSH or any of LSH's properties or assets may be bound, or (iii) to LSH's knowledge violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to LSH or any of LSH's properties or assets.

     4.3 PURCHASE TERMS. If LSH or any Affiliate of LSH enters into any purchase agreement with any other stockholder of the Company, that agreement will not be more favorable to the other stockholder than is this Agreement to the Stockholder.

     5. PROVISIONS CONCERNING THE OFFER. LSH hereby agrees that, if the Offer is made or if LSH or Acquisition Company enters into a Merger Agreement with the Company, (a) the Offer will provide for the purchase by LSH or his Affiliates for cash of all of the issued and outstanding shares of Company Common Stock other than the Purchase Shares and any shares of Company Common Stock otherwise held or acquired by LSH or the Acquisition Company, at a price of $0.70 per Share, net to the seller in cash (such price, or such higher price per Share as may be paid in the Offer, being referred to herein as the "OFFER PRICE"), upon the terms and subject to the conditions to be set forth in the Merger Agreement and, upon consummation of the Offer, be merged with and into the Company (the "MERGER"), and (b) the terms of the Merger Agreement will permit the Company to terminate the Merger Agreement prior to the Acceptance Date in order to accept a Superior Proposal; provided, however, that the Merger Agreement may contain (A) customary restrictions on the ability of the Company to solicit, enter into discussion or negotiations concerning, or to accept a Superior Proposal including a requirement that the Board of Directors of the Company shall not take action to pursue or accept a Superior Offer until after the Board of Directors shall have given the Acquisition Company at least three days written notice stating the Board of Directors' proposed course of conduct and providing information with respect to the details of the Superior Offer to the Acquisition Company, (B) customary and reasonable "break-up" fees sufficient to adequately compensate LSH for his efforts and all direct and indirect out of pocket expenses and costs, and (C) other customary provisions that LSH may request in its reasonable discretion. Notwithstanding the foregoing, nothing contained in this Section 5 or this Agreement shall be interpreted to obligate LSH to commence the Offer or enter into a Merger Agreement with the Company.

     6. PROVISIONS CONCERNING COMPANY COMMON STOCK. The Stockholder hereby agrees that, during the period commencing on the date hereof and continuing until the first to occur of the Acceptance Date or the Termination Date, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, the Stockholder shall vote (or cause to be voted) the Purchase Shares including any Shares acquired by the Stockholder after the date hereof: (a) against any action, any failure to act, or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement (before giving effect to any materiality or similar qualifications contained therein); and (b) except as otherwise agreed to in writing in advance by LSH, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its Subsidiaries; (ii) declaration of any dividend or issuance of any securities of the Company (other than upon exercise or conversion of Securities outstanding prior to the date hereof) or any of its Subsidiaries, (iii) a sale, lease or transfer of a material amount of assets of the Company or its Subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its Subsidiaries; (iv) (A) any change in a majority of the persons who constitute the board of directors of the Company; (B) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or Bylaws; (C) any other material change in the Company's corporate structure or business; or (D) any other action involving the Company or its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by, or which would result in a breach of, this Agreement and the Merger Agreement. The Stockholder agrees that it shall not enter into any agreement with any Person prior to the Termination Date the effect of which would be to violate the provisions and agreements contained in this Section 6.

     7. CONDUCT AS TO PURCHASE SHARES.

     7.1 PERMISSION TO DISCLOSE. The Stockholder hereby agrees to permit LSH and Acquisition Company to publish and disclose in any documents filed with any governmental or regulatory authority in connection with the Merger, including any proxy statement (including all documents and schedules filed with the Securities Exchange Commission), its identity and ownership of Company Common Stock and the nature of its commitments, arrangements and understandings under this Agreement.

     7.2 CHANGES IN SHARES. In the event of a dividend or distribution, or any change in the Company Common Stock by reason of any dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged and the Purchase Price Per Share shall be appropriately adjusted.

     8. CONDUCT AS A DIRECTOR. Notwithstanding anything in this Agreement to the contrary, the covenants and agreements set forth herein shall not prevent any designee of the Stockholder serving on the Company's Board of Directors from taking any action while acting in such designee's capacity as a director of the Company; PROVIDED, THAT, such action shall not in any manner affect the Stockholder's obligations under this Agreement.

     9. MISCELLANEOUS.

     9.1 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among any of the parties with respect to the subject matter hereof.

     9.2 CERTAIN EVENTS. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to Stockholder's Purchase Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Purchase Shares shall pass, whether by operation of law or otherwise, including, without limitation, such Stockholder's heirs, guardians, administrators or successors. Notwithstanding any transfer of Purchase Shares, the transferor shall remain liable for the performance of all obligations of the transferor under this Agreement.

     9.3 ASSIGNMENT. This Agreement shall not be assigned without the prior written consent of the other parties hereto and no rights, or any direct or indirect interest herein, shall be transferable hereunder without the prior written consent of the other parties hereto; PROVIDED, THAT, LSH may assign or transfer his rights hereunder to any other Person that is an Affiliate of LSH, which assignment shall not relieve LSH of any of his obligations hereunder.

     9.4 AMENDMENTS, WAIVERS, ETC. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by all of the parties to this Agreement.

     9.5 SPECIFIC PERFORMANCE. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other parties to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved parties shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which they may be entitled, at law or in equity.

     9.6 REMEDIES CUMULATIVE. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

     9.7 NO WAIVER. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder or thereunder, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

     9.8 GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

     9.9 JURISDICTION. Each party hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the District of Delaware or any court of the State of Delaware located in the City of Wilmington in any action, suit or proceeding arising in connection with this Agreement, and agrees that any such action, suit or proceeding shall be brought only in such court (and waives any objection based on forum non conveniens or any other objection to venue therein); provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 9.9 and shall not be deemed to be a general submission to the jurisdiction of said Courts or in the State of Delaware other than for such purposes.

     9.10 COUNTERPARTS; EFFECTIVENESS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement. Notwithstanding the foregoing, this Agreement shall not be effective as to any Stockholder until executed by all parties hereto.

     9.11 TERMINATION. This Agreement will automatically terminate upon the earlier to occur of (a) if a Merger Agreement is entered into, termination of the Merger Agreement for any reason, (b) December 10, 2001 if on or prior to such date the Offer has not been commenced, (c) January 31, 2001 if the Acceptance Date shall not have occurred, and (d) delivery of notice of termination pursuant to the last sentence of Section 2.3

(the date of such termination being referred to herein as the "TERMINATION
DATE").

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.



                                             /S/ LAP SHUN HUI
                                             ----------------------------------
                                             LAP SHUN (JOHN) HUI



                                             "STOCKHOLDER"

                                             idealab! Holdings, L.L.C.


                                             By: /S/ MARCIA GOODSTEIN
                                                -------------------------------
                                             Name:   MARCIA GOODSTEIN
                                                  -----------------------------
                                             Title:  SECRETARY
                                                   ----------------------------

                                  SCHEDULE 1 TO

                            STOCK PURCHASE AGREEMENT



                                           NUMBER OF
          NAME OF STOCKHOLDER             SHARES OWNED
       -------------------------          ------------
       idealab! Holdings, L.L.C.           9,472,514

                                    EXHIBIT 4

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing of behalf of each of them of the Schedule 13D (and any further amendment filed by them) with respect to the common stock, par value $0.0000125 per share, of Empire.


                                                  EMPIRE ACQUISITION CORP.

                                                  /S/ LAP SHUN HUI
                                                  -----------------------------
                                                  By:  Lap Shun Hui
                                                  Its:   President


                                                  EM HOLDINGS, INC.

                                                  /S/ LAP SHUN HUI
                                                  -----------------------------
                                                  By:  Lap Shun Hui
                                                  Its:   President


                                                  LAP SHUN HUI

                                                  /S/ LAP SHUN HUI
                                                  -----------------------------


                                                  KDS USA, INC.

                                                  /S/ LAP SHUN HUI
                                                  -----------------------------
                                                  By:  Lap Shun Hui
                                                  Its: Chief Executive Officer



Dated:  November 9, 2001